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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*


                                  DANSKIN, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                  236 365 102
                                 (CUSIP Number)


                       MR. KEITH HONIG, ASSOCIATE COUNSEL
                                SUNAMERICA INC.
                              1 SUNAMERICA CENTER
                             LOS ANGELES, CA 90067
                                  (310) 772-6000
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notice and Communications)


                                OCTOBER 4, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)
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                                  Schedule 13D

CUSIP No. 236 365 102

1.       Name of Reporting Persons
         S.S. or I.R.S. Identification No. of above persons:
         SunAmerica Life Insurance Company

2.       Check Appropriate Box if a member of a group:      (a) / /
                                                            (b) / /

3.       SEC use only:

4.       Source of funds:  OO

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e): / /

6.       Citizenship or place of organization:  Arizona

7.       Sole voting power:  2,010,000

8.       Shared voting power:  0

9.       Sole dispositive power:  2,010,000

10.      Shared dispositive power:  0

11.      Aggregate amount beneficially owned by each reporting person:
         2,010,000

12. Check box if the aggregate amount in Row (11) excludes certain shares: / /

13.      Percent of Class represented by amount in Row (11):  33.1%

14.      Type of reporting person:  IC





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                                  Schedule 13D

CUSIP No. 236 365 102

1.       Name of Reporting Persons
         S.S. or I.R.S. Identification No. of above persons:
         SunAmerica Inc.

2.       Check Appropriate Box if a member of a group:      (a) / /
                                                            (b) / /

3.       SEC use only:

4.       Source of funds:  OO

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e): / /

6.       Citizenship or place of organization:  Maryland

7.       Sole voting power:  2,010,000

8.       Shared voting power:  0

9.       Sole dispositive power:  2,010,000

10.      Shared dispositive power:  0

11.      Aggregate amount beneficially owned by each reporting person:
         2,010,000

12. Check box if the aggregate amount in Row (11) excludes certain shares: / /

13.      Percent of Class represented by amount in Row (11):  33.1%

14.      Type of reporting person:  CO/HC





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                 This Amendment No. 4 amends the statement on Schedule 13D
originally filed with the Securities and Exchange Commission (the "Commission") on September 29, 1994, as amended (the "Schedule 13D"), with respect to the common stock, par value $.01 per share (the "Common Stock"), of Danskin, Inc. (the "Issuer"). Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the
Schedule 13D.

                 This Statement is being filed by SunAmerica Life Insurance Company ("SunAmerica") and SunAmerica Inc.

Item 4.  Purpose of Transaction

                 Item 4 of the Schedule 13D is hereby amended to add the following:

                 The current management of the Issuer recently began its solicitation of proxies in connection with the 1996 Annual Meeting of Stockholders to be held on October 16, 1996 (the "Annual Meeting"). At the Annual Meeting, the stockholders of the Issuer are being asked to re-elect two current directors to serve on the Board of Directors until the 1999 Annual Meeting.

                 On October 4, 1996 SunAmerica and the Issuer entered into a Letter Agreement, attached as Exhibit (i) hereto (the "Letter Agreement") pursuant to which, inter alia, the Issuer will expand its Board of Directors to include two individuals designated by SunAmerica to serve as directors of the Issuer (the "SunAmerica Designees") and SunAmerica will vote all shares which it owns in favor of management nominees at the Annual Meeting and at a subsequent Annual Meeting of stockholders held prior to June 30, 1997. SunAmerica will also have the right to designate an observer to be present at meetings of the Board of Directors of the Issuer (the "Observer"). The foregoing summary is qualified in its entirety by reference to the text of the Letter Agreement, which is incorporated herein by reference.

                 The initial SunAmerica Designees will be nominated by SunAmerica but otherwise unaffiliated with SunAmerica. A SunAmerica employee will become the initial Observer. SunAmerica intends to become more actively involved in the management of the Issuer and intends to promote policies it believes will enhance value for all shareholders.

                 Election of the SunAmerica Designees would not give SunAmerica the power, directly or indirectly, to direct or cause the direction of the management or policies of the Issuer. SunAmerica believes that the SunAmerica Designees will consider the interests of all stockholders equally in taking any actions as directors. Other than their acknowledgement to exercise diligently their fiduciary obligations, the SunAmerica Designees





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have made no commitments with respect to any actions that they might take as directors of the Issuer.

                 Other than as indicated above, SunAmerica has no present plans or proposals which relate to or would result in any of the matters referred to in Items 4(a) - (j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

                 Item 5(a) of the Schedule 13D is hereby amended to add the following:

                 SunAmerica owns beneficially approximately 33.1% of the shares of Common Stock outstanding as of September 16, 1996, as reported by the Issuer in its Proxy Statement dated September 20, 1996.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

                 Item 6 of the Schedule 13D is hereby amended to add the following:

                 SunAmerica and the Issuer have entered into the Letter Agreement as more fully described in Item 4 above.

Item 7.  Material to be Filed as Exhibits

                 Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

                 (a) Amended and Restated list of names, principal occupations and business addressees of directors, executive officers and control persons of SunAmerica.

                 (b) Amended and Restated list of names, principal occupations and business addressees of directors, executive officers and control persons of SunAmerica.

                 (i) Letter agreement between SunAmerica and the Issuer, dated October 4, 1996.





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                                   SIGNATURES

                 After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 7, 1996



                                  SunAmerica Life Insurance Company



                                  By:      /s/ Jay S. Wintrob
                                           ---------------------------
                                           Jay S. Wintrob
                                           Executive Vice President


                                  SunAmerica Inc.



                                  By:      /s/ Jay S. Wintrob
                                           ---------------------------
                                           Jay S. Wintrob
                                           Vice Chairman





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                                 Exhibit Index

     Exhibit                           Description
     -------                           -----------
    99.a         Amended and Restated list of names, principal occupations and business addressees of directors, executive officers and
                 control persons of SunAmerica.

    99.b Amended and Restated list of names, principal occupations and business addressees of directors, executive officers and control persons of SunAmerica.

    99.i         Letter Agreement between SunAmerica and the Issuer, dated
                 October 4, 1996.





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